UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

IMMUNOMEDICS, INC.

(Name of Subject Company (Issuer))

MAUI MERGER SUB, INC.

a wholly owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

452907108

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.

Executive Vice President, Corporate Affairs and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-6145

(212) 450-4503

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,882,123,744.48	$2,710,499.66

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 231,320,559 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Immunomedics, Inc. (“Immunomedics”) multiplied by $88.00, (ii) 7,308,692 Shares issuable pursuant to outstanding “in-the-money” stock options multiplied by $70.44 (which is $88.00 minus the weighted average exercise price for such options of $17.56 per Share) and (iii) 126,026 Shares issuable pursuant to restricted stock units multiplied by $88.00. The calculation of the filing fee is based on information provided by Immunomedics as of September 18, 2020.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,710,499.66	Filing Party:	Maui Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Maui Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 24, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of Immunomedics, Inc., a Delaware corporation (“Immunomedics”), at a price of $88.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 24, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase, Form of Letter of Transmittal and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees), are hereby amended and supplemented as follows:

Offer to Purchase

(a)   Section 1 (“Terms of the Offer”) of the Offer to Purchase is hereby amended and supplemented by revising the fifteenth sentence as follows:

“Purchaser will not provide for any subsequent offering period following the Expiration Date.”

(b)   Section 12 (“Sources and Amount of Funds”) of the Offer to Purchase is hereby amended and supplemented by revising the four paragraphs under the subsection titled “Senior Notes” as follows:

“On September 23, 2020, Parent entered into an underwriting agreement pursuant to which Parent agreed to issue and sell to the underwriters named therein $7.25 billion aggregate principal amount of senior unsecured notes, consisting of $500 million aggregate principal amount of floating rate notes due 2021 (the “2021 Floating Rate Notes”), $500 million aggregate principal amount of floating rate notes due 2023 (the “2023 Floating Rate Notes,” and together with the 2021 Floating Rate Notes, the “Floating Rate Notes”) and $2 billion aggregate principal amount of 0.75% senior notes due 2023 (the “2023 Fixed Rate Notes”), $750 million aggregate principal amount of 1.20% senior notes due 2027 (the “2027 Fixed Rate Notes”), $1 billion aggregate principal amount of 1.65% senior notes due 2030 (the “2030 Fixed Rate Notes”), $1 billion aggregate principal amount of 2.60% senior notes due 2040 (the “2040 Fixed Rate Notes”), $1.5 billion aggregate principal amount of 2.80% senior notes due 2050 (the “2050 Fixed Rate Notes,” together with the 2023 Fixed Rate Notes, 2027 Fixed Rate Notes, the 2030 Fixed Rate Notes and the 2040 Fixed Rate Notes, the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “Notes”) in a registered public offering (the “Offering”). Parent intends to use a portion of the net proceeds from the Offering to finance a portion of the consideration payable in connection with the Transactions and to pay related fees and expenses. The Offering closed on September 30, 2020.

In the event that Parent does not consummate the Transactions on or prior to September 13, 2021 or the Merger Agreement is terminated any time prior thereto, Parent will be required to redeem in whole and not in part the aggregate principal amount of the outstanding Floating Rate Notes, the 2023 Fixed Rate Notes, the 2030 Fixed Rate Notes and the 2040 Fixed Rate Notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” will be the earlier to occur of (1) October 13, 2021, if the Transactions have not been consummated on or prior to September 13, 2021, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Merger Agreement for any reason.

Parent will have the option to redeem some or all of the Fixed Rate Notes and the 2023 Floating Rate Notes, but not the 2021 Floating Rate Notes, at the times and at the redemption price described in the Fixed Rate Notes and the 2023 Floating Rate Notes. Parent will also be required to repurchase each series of Notes upon certain change of control events. The indenture governing the Notes contains covenants that, among other things, limit the ability of Parent and certain of its subsidiaries to (i) incur liens, (ii) enter into certain sale and leaseback transactions and (iii) consolidate, merge or sell all or substantially all of Parent’s assets. These limitations are subject to a number of qualifications and exceptions that are set forth in the indenture governing the Notes.

For more information on the Offering, please refer to the final prospectus supplement filed by the Company with the SEC pursuant to Rule 424(b)(5) on September 25, 2020.”

(c)   Section 13 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended and supplemented by revising the penultimate sentence as follows:

“The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and (except for the Minimum Tender Condition, the Termination Condition, the HSR Condition and the Governmental Impediment Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in their sole and absolute discretion.”

(d)   Section 13 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended and supplemented by revising the last sentence as follows:

“The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating to government regulatory approvals), in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.”

(e)   Section 15 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by revising the paragraph entitled “Legal Proceedings Relating to the Tender Offer” as follows:

“Legal Proceedings Relating to the Tender Offer.

On September 25, 2020, a complaint was filed by a purported stockholder of Immunomedics regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Elaine Wang v. Immunomedics, Inc., et al., Case No. 2:20-cv-13318 (D.N.J.) (the “Wang Complaint”). The Wang Complaint names as defendants Immunomedics and each member of the Immunomedics Board. The Wang Complaint alleges violations of Section 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Offer. The Wang Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory (or other) damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses and attorneys’ fees.

On September 29, 2020, a complaint was filed by a purported stockholder of Immunomedics regarding the Merger. The complaint, filed as a class action by the plaintiff, is captioned Michael Kent v. Immunomedics, Inc., et al., Case No. 1:20-cv-01312 (D. Del.) (the “Kent Complaint”). The Kent Complaint names as defendants Immunomedics, each member of the Immunomedics Board, Parent and Purchaser. The Kent Complaint alleges violations of Section 14 (e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants and Parent. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Offer. The Kent Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) filing of a Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (iv) declaration that defendants violated Section 14(e), 14(d) and 20 (a) of the Exchange Act; and (v) an award of plaintiff’s expenses and attorneys’ fees.

On October 1, 2020, a complaint was filed by a purported stockholder of Immunomedics regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned James Peterson v. Immunomedics, Inc., et al., Case No. 2:20-cv-13655 (D.N.J.) (the “Peterson Complaint”). The Peterson Complaint names as defendants Immunomedics and each member of the Immunomedics Board. The Peterson Complaint alleges violations of Section 14 (e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Offer. The Peterson Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) declaration that defendants violated Section 14(e), 14(d) and 20(a) of the Exchange Act; and (iv) an award of plaintiff’s expenses and attorneys’ fees.

On October 1, 2020, a complaint was filed by a purported stockholder of Immunomedics regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Dean Drulias v. Behzad Aghazadeh, et al., Case No. L-001967-20 (N.J. Super. Ct. Law Div.) (the “Drulias Complaint”). The Drulias Complaint names as defendants Immunomedics, each member of the Immunomedics Board and Parent. The plaintiff contends that the Schedule 14D-9 and the Schedule TO contain statements or omissions that are false or incomplete and misleading regarding the Offer, in violation of New Jersey law. The Drulias Complaint seeks: (i) declaration that Parent has violated N.J. Stat. § 49:3-71; (ii) declaration that defendants negligently misrepresented, concealed and omitted facts, and/or aided and abetted the same; (iii) declaration that defendants fraudulently misrepresented, concealed and omitted material facts, and/or aided and abetted the same; (iv) injunctive relief preventing the consummation of the Transactions; (v) compensatory and/or rescissory damages; and (vi) an award of interest, attorney’s fees, expert fees and other costs.

Parent, Purchaser and Immunomedics believe the claims asserted in each of the complaints are without merit.

Additional lawsuits may be filed against Immunomedics, the Immunomedics Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

Form of Letter of Transmittal

The Form of Letter of Transmittal is hereby amended and supplemented by revising the first paragraph on page 11 with the following:

“Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.”

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

The Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended and supplemented by revising the second sentence of the second paragraph on page three with the following:

“The undersigned understands and acknowledges that all questions as to validity, form and eligibility of the surrender of any certificate representing Shares submitted on my behalf will be determined by Purchaser and such determination shall be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.”

ITEM 12. EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated September 24, 2020.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Index No.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of Summary Advertisement, published September 24, 2020 in The Wall Street Journal.
(a)(5)(A)	Joint Press Release of Parent and Immunomedics, dated September 13, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(B)	Investor Presentation, dated September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(C)	Transcript of Investor Presentation Call on September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(D)	Frequently Asked Questions, sent to Parent Operating Group on September 14, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(E)	Frequently Asked Questions provided by Parent to Immunomedics’ employees on September 14, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(F)	Tweet posted by Parent on September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(G)	Email sent by Parent to Immunomedics’ employees on September 13, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 14, 2020).
(a)(5)(H)	Transcript of CNBC News “Squawk Box” Interview of Daniel O’Day, posted on Parent’s website on September 15, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 15, 2020).
(a)(5)(I)	Email sent to the Gilead Development Team on September 15, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 16, 2020).
(a)(5)(J)	Excerpt from email sent to Gilead’s commercial employees on September 17, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 17, 2020).
(a)(5)(K)	Press Release, dated September 23, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 23, 2020).
(b)(1)*	Commitment Letter, dated as of September 18, 2020, among Gilead Sciences, Inc. Barclays Bank PLC, Wells Fargo Bank, National Association and certain other parties.
(d)(1)	Agreement and Plan of Merger, dated September 13, 2020, among Immunomedics, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 14, 2020).

Index No.
(d)(2)	Mutual Confidential Disclosure Agreement, effective as of January 1, 2019, between Immunomedics and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Immunomedics with the Securities and Exchange Commission on September 24, 2020).
(d)(3)	Amendment No. 1 to Mutual Confidential Disclosure Agreement, effective as of January 1, 2019, between Immunomedics and Parent (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Immunomedics with the Securities and Exchange Commission on September 24, 2020).
(d)(4)	Exclusivity Agreement, dated as of September 10, 2020, by and between Immunomedics and Parent (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Immunomedics with the Securities and Exchange Commission on September 24, 2020).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed on September 24, 2020 as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2020

MAUI MERGER SUB, INC.

By:	/s/ Andrew Dickinson
	Name:	Andrew Dickinson
	Title:	President and Treasurer

GILEAD SCIENCES, INC.

By:	/s/ Andrew Dickinson
	Name:	Andrew Dickinson
	Title:	Chief Financial Officer